Exhibit 99.1

Market Update ABENGOA February 9, 2015

2 Financial Information Disclaimer The consolidated financial data for the year ended December 31, 2014 presented in the following slides is preliminary, and unaudited, based upon our estimates and is subject to completion of our financial closing procedures, including finalization of our audit processes. This summary is not a comprehensive statement of our consolidated financial results for the year ended December 31, 2014 and our actual results for such period may differ from these estimates due to the completion of our financial closing procedures and related adjustments and other developments that may arise between now and the time the financial results for this period are finalized

3 Forward-looking Statement This presentation contains forward-looking statements (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995) and information relating to Abengoa that are based on the beliefs of its management as well as assumptions made and information currently available to Abengoa. Such statements reflect the current views of Abengoa with respect to future events and are subject to risks, uncertainties and assumptions about Abengoa and its subsidiaries and investments, including, among other things, the development of its business, trends in its operating industry, and future capital expenditures. In light of these risks, uncertainties and assumptions, the events or circumstances referred to in the forward-looking statements may not occur. None of the future projections, expectations, estimates or prospects in this presentation should be taken as forecasts or promises nor should they be taken as implying any indication, assurance or guarantee that the assumptions on which such future projections, expectations, estimates or prospects have been prepared are correct or exhaustive or, in the case of the assumptions, fully stated in the presentation. Many factors could cause the actual results, performance or achievements of Abengoa to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others: changes in general economic, political, governmental and business conditions globally and in the countries in which Abengoa does business; changes in interest rates; changes in inflation rates; changes in prices; decreases in government expenditure budgets and reductions in government subsidies; changes to national and international laws and policies that support renewable energy sources; inability to improve competitiveness of Abengoa’s renewable energy services and products; decline in public acceptance of renewable energy sources; legal challenges to regulations, subsidies and incentives that support renewable energy sources; extensive governmental regulation in a number of different jurisdictions, including stringent environmental regulation; Abengoa’s substantial capital expenditure and research and development requirements; management of exposure to credit, interest rate, exchange rate and commodity price risks; the termination or revocation of Abengoa’s operations conducted pursuant to concessions; reliance on third-party contractors and suppliers; acquisitions or investments in joint ventures with third parties; unexpected adjustments and cancellations of Abengoa’s backlog of unfilled orders; inability to obtain new sites and expand existing ones; failure to maintain safe work environments; effects of catastrophes, natural disasters, adverse weather conditions, unexpected geological or other physical conditions, or criminal or terrorist acts at one or more of Abengoa’s plants; insufficient insurance coverage and increases in insurance cost; loss of senior management and key personnel; unauthorized use of Abengoa’s intellectual property and claims of infringement by Abengoa of others intellectual property; Abengoa’s substantial indebtedness; Abengoa’s ability to generate cash to service its indebtedness; changes in business strategy; and various other factors indicated in the “Risk Factors” section of Abengoa’s Form 20-F for the fiscal year 2013 filed with the Securities and Exchange Commission on March 19, 2014. The risk factors and other key factors that Abengoa has indicated in its past and future filings and reports, including those with the U.S. Securities and Exchange Commission, could adversely affect Abengoa’s business and financial performance. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected or targeted. Abengoa does not intend, and does not assume any obligations, to update these forward-looking statements. This presentation includes certain non-IFRS financial measures which have not been subject to a financial audit for any period. The information and opinions contained in this presentation are provided as at the date of this presentation and are subject to verification, completion and change without notice.

4 Agenda Corporate Update FY 2014E Highlights 2015 Outlook

5 Agenda Corporate Update

ABENGOA

Key Highlights

Strategic actions taken; proving capability & commitment to improve

1. **ABY's Stake Reduced to 51% at $31/share: 328 M$**
   - 3.1 B€ N/R debt reduction; ABY classified as "discontinued operations"
2. **Creation of APW-1 with EIG, reducing corporate leverage and reducing equity needs**
   - 1.4 B$ 3rd party equity committed
3. **Accelerating ROFO sales to ABY for ~700 M$: 312 M$ in Q4'14, 140 M$ in Q1'15 and ~225 M$ in Q2'15E**
4. **Solid E&C business: backlog as of January '15 to >9 B€**
5. **Objective to sell equity in concessions already in operation for ~510 M€ before year end 2015**
6. **Maintaining a healthy level of liquidity**
   - Repayment of ~700 M€ of gross corporate debt and "NRDP" in Q4 2014

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Reduction of stake in ABY Executing the plan to delever and optimize our investment at ABY Cash inflow of 328 M$ Successful transaction priced at 9% premium over the price on the launching day, and ~x4 over subscribed 1st sale of shares in Jan. 2015 Reduce stake <50% in 2015 Objective to maintain a long-term stake in the range of 40-49% already approved by the Board of Directors of Abengoa Timing: H1 2015 7 Enhance Corporate Governance for ABY Majority of independent directors Increase of matters to be voted just by independent directors ABY classified as “discontinued operations” as of Dec. 31, 2014 Reduction of 3.1 B€ of non-recourse debt 1

8 Abengoa Projects Warehouse 1 Commitment letter signed by EIG on February 2, 2015 EIG is one of the largest investment funds with strong focus in energy infrastructure, managing 15 B$ in assets worldwide Successful project by project investment venture over the last 7 years turns now into a long term strategic business alliance Abengoa and EIG APW1 Highlights Current Status APW1 will acquire a selected portfolio of Abengoa’s projects under construction Total equity committed initially of 2.5 B$ 55% will be held by EIG and 45% by Abengoa. APW-1 “held for sale” APW1 will sign the existing ROFO agreement with ABY New ROFO agreement to allow APW1 to invest in Abengoa’s future new projects Reinvest 100% of the initial equity in a second set of projects in the future; securing equity partners for projects over the next 7-8 years Final stage of documentation and due diligence Final closing, and the availability of EIG’s investment, is expected to happen before March 31, 2015 2

ABENGOA
2 Abengoa Projects Warehouse 1

APW-1 to bring into operation ~18 B$ assets; representing ~17 B$ of E&C works

1 Initial APW1 Portfolio EV of 9.2 B$


EV of initial assets at COD
Equity Investment
9.2 B$
6.7 B$ Non-recourse Debt
2.5 B$ Equity
EIG-1.4 B$
ABG– 1.1 B$

- 0.6-0.7 B$ initial payment to ABG
- 0.7-0.8 B$ to invest in equity in projects until COD

2 Further Investment of ~9 B$ EV


EV of future assets at COD
Equity Investment
~9 B$(1)
~6.5 B$ Non-recourse Debt
2.5 B$ Equity
EIG-1.4 B$
ABG– 1.1 B$

Reinvestment of initial equity upon recycling

Diversified Initial Portfolio (Equity Invested)

100% USD currency


3%
39%
58%
North America
South America
RoW


36%
40%
3%
20%
Renewable
T&D
Water
Cogen

- Total investment will translate into ~17 B$ of E&C works for Abengoa
- 7-8 years estimated investment period

(1) Estimated EV of future assets considering 55% stake of EIG in APW-1 and 70-75% non-recourse leverage at the project level

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10 Significant strategic and financial benefits for Abengoa Strengthen Abengoa’s balance sheet 1 Corporate cash inflow of 450-550 M€ (0.6-0.7 B$) expected in H1 2015 Initial reduction of NR debt of +250 M€ Opportunity to raise bridge loans (“NRDP “) without Abengoa’s corporate guarantee Successful long-term partnership to secure equity for projects 3 Secure equity financing for projects currently in the backlog and intention to further invest in new projects awarded by Abengoa in the future (ROFO to buy) Foundation for Sustainable Growth for Abengoa & Abengoa Yield 4 Faster availability of funding through APW-1 A model easily to be replicated if new opportunities arise External investor validating the quality & valuation of APW-1 projects 2 Strengthening free cash flow generation from the construction of concessional assets Abengoa Projects Warehouse 1 2

ABENGOA
3 Acceleration of ROFO's sales to ABY

+700 M$ of equity recycling through ROFO's in 2014 and 2015E

		Original ROFO Plans	Current ROFO Plans	
Near-Term Expected ROFO Assets	2014	None	✓ ROFO 1 312 M$	Done
	2015	~300 M$ Equity Book Value	✓ ROFO 2 (1) ~140 M$	Done
			ROFO 3(2) ~225 M$	Under Discussion
		~300 M$	~700 M$	

Acceleration of ABY dividend growth

(1) Agreement announced, cash not collected yet. Closing is subject to customary approvals, including approvals from financing institutions and, in some cases, from partners. The assets consist of ATN2, Shams (20% stake), Helioenergy 1&2 (30% stake), Honaine (25.5% stake) and Skikda (37% stake).

(2) It includes the call option agreement that ABY signed with Abengoa in Dec. 2014 to purchase up to $100 million in contracted assets at a 12% yield during the year 2015

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ABENGOA 12 Project SPV APW-1 ABENGOA YIELD Equity / Debt Bridge LT Equity EPC Margin Technology Margin O&M Margin Equity Principal Recycling A business model poised to generate positive free-cash-flow Equity Recycling Dividends Capital Gains Free Cash Flow Equity Invest. Value for Money Invested Equity < E&C Margin Capital Gains 2 1 3 EIG

ABENGOA

4 Continued Solid E&C Business

Significant booking activity driving the Dec.'14 backlog to +8.0 B€

Backlog Evolution


+10%
6.8
7.3
8.0
1.8
Dec'13
Sep.'14
Dec.'14
Add. YTD Bookings

Backlog Conversion[1]


~40%
4.0
~36%
3.5
~34%
2.3
2015
2016
2017+

Excellent Q4'14 and 2015 YTD bookings activity…

Atacama II	835 M€
Chile	36 M€
Oman	20 M€
Morocco	23 M€
Argentina	125 M€
T&D North America (Q1'15)	135 M€
B2E Belgium	320 M€
Norte III CCGT (Q1'15)	1,325 M€
A4T (Mexico)	500 M€
Peru Hydro	43 M€
Al Khafji City (Q1'15)	100 M€
W2B in NA (Q1'15)	175 M€

> E&C backlog at a record +8.0 B€ as of Dec.'14; plus ~1.8 B€ worth of projects awarded YTD'15

> ~2.0 B€ bookings achieved in Q4'2014

> Excellent YTD 2015 performance with new strategic awards in North America

(1) Figures do not exclude the portion of backlog executed YTD 2015

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ABENGOA
5 Sale of Concessions in Operation

Objective to sell operational concessional assets in 2015 for ~510 M€

Concessional assets to be reported as "held for sale" in 2015

5 PV Assets	12 MW
Solaben 1 & 6	100 MW
Solnova 1, 3 & 4	150 MW
Helios 1 & 2	100 MW

Non-recourse net debt of ~1,000 M€

- Other Concessional Assets

Non-recourse net debt of ~30 M€

Expected proceeds of 510 M€ & N/R net debt reduction of ~1,030 M€

- Expected Proceeds of ~460 M€; corresponding to the equity needed to be sold to deconsolidate these projects
- Additionally, reduction of non-recourse net debt of ~1,000 M€ expected
- Expected proceeds of 50 M€ with a reduction of N/R net debt of 30 M€

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ABENGOA

6 Continued Financing Activity

Actively accessing the financial markets

Banking

Continued financing activity with financial institutions

- **+ 345 M€ WC facilities** raised in 8 countries
- **+133M€** ECAs facilities signed
- **100 M€** withdrawal of Tranche B
- **Conversion of Bridge Loans ("NRDP")** into LT non-recourse:
  - ✓ Zapotillo → **+296 M$**
  - ✓ Hospital Manaus → **+ 69 M$**
  - ✓ Cadonal → **+ 89M€**
- **New bridge loans ("NRDP")**
  - ✓ Atacama I → + 50 M$
  - ✓ Atacama II → 30 M$
  - ✓ SAWS → 57 M$
  - ✓ A4T → 74 M$

Capital Markets

Improvement of the credit spreads in record time

- **Recovery** in **stock price, credit spreads** and **CDS** levels
- **Continuing to build up credibility** with the capital markets by repaying **244 M€ CB 2017 that** has been **put** on Feb 3
- **Repayment of 300 M€** of HY 2015, as expected, on Feb 25

ECP & Others

Jan'15 ECP starting to roll-over in at pre-November rates

- **ECP Nov-Jan.** maturities (~119 M€) **repaid** in cash
- **Now rolling ECP** maturities at pre-Nov'14 cost
- **Monetization** of **vendor note** linked to the Befesa sale (nominal value 47 M€)
- **Secured** the **Xina project** in South Africa with the DOE

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ABENGOA

In Summary

Significant corporate cash generation expected in 2015

✓ Sale of 13% stake in ABY	~270 M€
✓ ROFO 2[(1)]	~120 M€
✓ APW-1 EIG Agreement	~550 M€
ROFO 3	~200 M€
Additional value in ABY	~250 M€
Sale of Concessions in operation	~510 M€
	~1,900 M€

(1) Closing is subject to customary approvals, including approvals from financing institutions and, in some cases, from partner

FX rate used to convert USD transaction to Euros of 1.15 USD/EUR

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17 Agenda FY 2014 Highlights

ABENGOA

Change in Consolidation Perimeter

Accounting rules require us to change FY 2014 results perimeter

① Abengoa Yield

ABY discontinued

ROFO 2 "held for sale"

P&L

Profit classified in a single line

FY 2013 P&L is re-expressed

Balance Sheet

Assets & Liabilities as of Dec. 2014 classified in a single line

Dec. 2013 not re-expressed

- **~225 M€ impact in FY2014 Revenues and EBITDA**
- **No impact in FY 2014 Net Income**
- **~3,100 M€ reduction of non-recourse net debt as of December 31, 2014**

② APW1

APW-1 "held for sale"

Balance Sheet

Assets & liabilities as of Dec. 2014 from the projects transferred are classified in a single line

Dec. 2013 not re-expressed

- **~250 M€ reduction of bridge loans as of December 31, 2014**

The consolidated financial data for the year ended December 31, 2014 presented in these slides is preliminary, and unaudited, based upon our estimates and is subject to completion of our financial closing procedures, including finalization of our audit processes.

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19 FY 2014E P&L Highlights FY 2013 ABY APW-1 € Millions xxxcxxx Revenues EBITDA Corp. EBITDA Net Income FY 2013 re-expressed FY 2014E Previous Perimeter YoY Change ~7,375 ~(225) - ~7,150 ~1,635 ~(225) - ~1,410 ~964 - - ~964 ~125 - - ~125 ABY APW-1 2014E as reported FY 2013 as reported 7,356 (111) - 7,245 1,365 (98) - 1,267 978 - - 978 101 - - 101 FY 2013 Corporate EBITDA without the 142 M€ extraordinary impact from the bioenergy positive arbitration was 836 M€. Impact has been excluded for the YoY change calculation The consolidated financial data for the year ended December 31, 2014 presented in these slides is preliminary, and unaudited, based upon our estimates and is subject to completion of our financial closing procedures, including finalization of our audit processes. Delivering solid growth in EBITDA and net income in 2014E Flat revenues expected for FY 2014E; achieving the low end of the guidance Double digit growth in EBITDA and Corporate EBITDA; exceeding guidance Net income of 125 M€; representing a 24% growth YoY 1 2 1 2 (1)% +11% +15%(1) +24%

ABENGOA

FY 2014E Net Debt Highlights

Continue on the path of deleveraging

€ Millions	FY'14 Previous Perimeter	(1) ABY	(2) APW-1	2014E as reported	13% ABY Sale	ROFO 2	2014E Adjusted
Debt & Leverage							
Corp. Net Debt	~(2,350)	-	-	~(2,350)	+270	+120	~(1,960)
Corp Leverage	~2.4x	-	-	~2.4x	-0.3	-0.1	~2.0x
"NRDP" (Bridge Loan)	~(2,190)	-	~250	~(1,940)	-	-	~(1,940)
Corp+Bridge Loan ratio	~4.7x		-0.2x	~4.5x	-0.3x	-0.1x	~4.1x
Project Net Debt	~(6,100)	~3,100	-	~(3,000)	-	-	~(3,000)
Cons. Net Debt	(10,640)	~3,100	~250	~(7,290)	+270	+120	~(6,900)
Cons. Leverage	6.5x	-1.1x	-0.2x	~5.2x	-0.2x	-0.1x	~4.9x
FCF							
Corp FCF after equity recycling	~135	-	-	~135	+270	+120	~525

- 2014E Adjusted corporate leverage of 2.0x after two recent transactions carried out
- Increase in corporate FCF in 2014; corp. FCF in 2013 was 62 M€

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The consolidated financial data for the year ended December 31, 2014 presented in these slides is preliminary, and unaudited, based upon our estimates and is subject to completion of our financial closing procedures, including finalization of our audit processes.

ABENGOA

Working Capital & Leverage

Flat corporate working capital in Q4 impacting leverage ratio

- Temporary delay on equity partners entry and bridge financing of ~400 M€ for projects under construction
- Temporary delay in new bookings award towards the end of quarter

Delays in advance payments & collections. Payable as scheduled

Flat corporate working capital but recovery at consolidated level

FY 2014E Leverage Ratios	
Corporate+Bridge Loan	
~4.5x	✓
Corporate	
~2.4x	✗

Recovery in WC expected for Q4'14 is happening now in Q1-Q2'15, despite of being historically negative; thanks to:

- Strong bookings performance driving advance payments
- Financing facilities signed already and now being used for the construction of projects
- Entry of equity partners (EIG) expected to close by March 31

The consolidated financial data for the year ended December 31, 2014 presented in these slides is preliminary, and unaudited, based upon our estimates and is subject to completion of our financial closing procedures, including finalization of our audit processes.

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22 Corporate Liquidity Protection Reinforcing our liquidity buffer to enhance our financial flexibility ~4.5 B€ Amounts in M€ ~2.9 B€ ~1.2 B€ of cash linked to suppliers payments 300 M€ of additional undrawn working capital lines The consolidated financial data for the year ended December 31, 2014 presented in these slides is preliminary, and unaudited, based upon our estimates and is subject to completion of our financial closing procedures, including finalization of our audit processes. Corporate Cash & STFI at Dec.’14

ABENGOA

Corporate Debt Maturity Profile

Next significant refinancing through March 2016

Dec 31, 2014 Pro-forma Recourse Maturity (€m)



~4.5 B€
752
308
444
666
500
166
683
535
148
1,152
480
550
122
923
221
400
302
405
370
35
598
500
98
Corp. Cash Sources
2015E
2016E
2017E
2018E
2019E
2020E
2021E+
Other Corp. Debt
Bond
Convertible Bonds
Tranche A (post-refi)
Commercial Paper

Note proforma: Syndicate Loan shown as fully drawn – actual maturity outstanding at December 31, 2014: ~180 M€ due in 2018 – CB 2017 and HY 2015 shown as fully repaid; ECP repaid by 200 M€ - impact in cash available represented according to liquidity bridge shown in previous slide. The chart above does not include the bridge loans ("NRDP") such as the 500 M€ green bond due 2019 and the 700 M€ tranche B of the syndicated loan due in 2018 and 2019.

The consolidated financial data for the year ended December 31, 2014 presented in these slides is preliminary, and unaudited, based upon our estimates and is subject to completion of our financial closing procedures, including finalization of our audit processes.

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24 Agenda 2015 Outlook

25 FY2015 “Abengoa 3.0” Guidance FY 2015 guidance focus on further deleverage Revenues EBITDA Corporate EBITDA Net Income Net Corp. Leverage Net Corp + NRDP Lever. Consol. Net Leverage Corporate FCF FY 2015 Guidance € Millions YoY Change 7,850-7,950 1,400-1,450 920-935 280-320 ~1.2x ~3.2x ~3.9x ~1,400 P&L Leverage 10-11% 0-4% -5/-3% -1.3x -1.3x -1.2x +937% Corp CF Corporate FCF after equity recycling 125-155%

ABENGOA

Main Takeaways (I)

1. Solid operating performance in 2014 (revenues, EBITDA, bookings, backlog,…)
2. 2015 expected to be a strong operating year supported by record backlog
3. However, uncertainty & price movements last Nov'14 impacting WC in Q4
4. Significant improvement for net income in 2015
5. Since November we have taken important strategic actions, proving our capability and commitment to improve
   - Creation of APW-1 with EIG, unlocking corporate deleverage and reducing equity needs
   - ABY's Stake Reduced to 51% at $31/share: 328 M$
   - Accelerating sales to Abengoa Yield of ~700 M$
   - Solid E&C business: backlog as of January '15 to +9 B€
   - Sale of equity in other concessions for ~510 M€
   - Maintaining a healthy level of liquidity

26

ABENGOA

Main Takeways (II)

6 EIG agreement is a game changer

- Cash payment of 450-550 M€ to Abengoa for equity already invested
- Secured investment for current projects in backlog through EIG for next 4 years - ~700 M€
- Reinvestment of initial equity of 1.4 B$ after 4 years
- Reduction non-recourse debt (bridge loans) associated to these projects

7 After ABY and APW1, Abengoa business model is set for strong positive cash flow generation: 135 M€ in 2014E and ~1,400 in 2015E

8 Longer term APW-1 proves out the potential to do more warehouse structures – we have been approached by other parties

9 Abengoa is committed to turning the corner financially & on the ratings front

- More asset lite / less CAPEX
- More FCF
- Less cash and less gross debt on Balance Sheet

10 We continue to target a BB rating

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Thank you ABENGOA February 9, 2014